RESOLUTIONS

The undersigned certifies hereby that she is the duly elected Secretary of the Context Capital Funds (the “Trust”) and that the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust, adopted the following resolutions at a meeting held on November 10, 2015:

RESOLVED: That upon consideration of the material factors, including those factors specified by the applicable regulations, the Board, including a majority of the Independent Trustees, hereby approves the fidelity bond, covering each officer and employee of the Trust against larceny and embezzlement, in the total coverage amount of $400,000; and be it

FURTHER RESOLVED: That the proposed premium for the fidelity bond coverage, be, and hereby is, approved; and be it

FURTHER RESOLVED: That the officers of the Trust be, and each hereby is, authorized to make any and all payments and to take all actions as they or any of them may determine to be necessary or appropriate in connection with obtaining joint fidelity bond coverage, including making all filings as may be required by Rule 17g-1 under the 1940 Act; and be it

FURTHER RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized to make any and all payments and do any or all other acts, in the name of the Trust and on its behalf, as they or any of them, may determine to be necessary or appropriate to obtain coverage for the Trust under the Bond and take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

Witness my hand this 28th day of January, 2016.

/s/ Lori K. Cramer
Lori K. Cramer, Secretary